Filed by Inveresk Research Group, Inc.
pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule \
under the Securities Exchange Act of 1934

Subject company: Inveresk Research Group, Inc.
Commission File No. 000-49765

The following earnings press release was issued by Inveresk Research Group, Inc. on the evening of July 28, 2004.

PRESS RELEASE

Inveresk Research
Reports Second Quarter 2004 Financial Results

•	Net service revenue increased 18% to $79.4 million

•	Pre-clinical and Clinical revenues rose 12% and 29% respectively

•	Income from operations $9.3 million, or $14.3 million excluding merger-related costs

•	Operating margin 12.0%, or 18.0%, excluding merger-related costs

•	Diluted EPS $0.20, or $0.33 excluding merger-related costs

CARY, NC, July 28, 2004 – Inveresk Research Group, Inc. (Nasdaq: IRGI) today announced results for the second quarter ended June 30, 2004. Net service revenue for the second quarter was $79.4 million, an increase of 18% compared with the second quarter of 2003. Income from operations in the quarter was $9.3 million, including $5.0 million of costs related to our proposed merger with Charles River Laboratories International, Inc. Excluding these merger-related costs, income from operations in the second quarter of 2004 represented 18.0% of net service revenue.

Net income in the second quarter of 2004 was $7.8 million, or $0.20 per share on a diluted basis. Excluding merger-related costs, earnings per share on a diluted basis were $0.33 in the second quarter.

The second quarter results included a favorable mark-to-market adjustment of $0.6 million relating to the revaluation of interest rate swaps. The tax charge in the second quarter, expressed as a percentage of income before taxes, was impacted by the non-deductibility for tax purposes of expenses arising in respect of our proposed merger with Charles River Laboratories.

Net cash from operating activities totaled $18.2 million for the six months ended June 30, 2004, compared with $17.0 million in the corresponding period in 2003. Capital expenditure totaled $13.8 million on an accruals basis during the same period ($8.5 million in 2003). At June 30, 2004, the Company had gross financial debt of $54.9 million and cash and cash equivalents of $21.1 million. Net days sales outstanding at June 30, 2004 totaled 27.

11000 Weston Parkway, Cary, NC 27513, USA    Email: info@inveresk.com    www.inveresk.com

For the twelve months ended June 30, 2004, new business signings totaled $367 million, approximately $94 million of which were signed in the second quarter of 2004. At June 30, 2004, backlog amounted to approximately $310 million.

“Our pre-clinical business continues to benefit from strong demand for its services, both in North America and Europe. New business signings are significantly ahead of 2003 levels and this business should continue to deliver strong results for the remainder of 2004,” said Dr Walter Nimmo, Chairman, President and Chief Executive Officer of Inveresk Research. “The clinical business continues to achieve higher profitability levels, although revenues have been impacted by the introduction of the Clinical Trials Directive in Europe and delays in project starts. Recent new business awards, however, give us confidence that these short term factors should improve in the second half of 2004.”

— ends —

Conference Call and Webcast Information

Inveresk Research will host a live conference call and webcast tomorrow, July 29, 2004 at 10:00 a.m. EDT to discuss its first quarter performance. To access the webcast, please visit http://www.inveresk.com. A replay of the webcast will be available shortly after the call until 5:00 p.m. EDT on August 5, 2004.

Contacts:

Paul Cowan, Chief Financial Officer Inveresk Research Group, Inc. 1 (919) 462-2354 paul.cowan@inveresk.com	Matt Dallas Financial Dynamics 1 (212) 850-5627 mdallas@fd-us.com

Information on Inveresk Research

Inveresk Research is a leading provider of drug development services to companies in the pharmaceutical and biotechnology industries. Through its Pre-clinical and Clinical business segments, the Company offers a broad range of drug development services, including pre-clinical safety and pharmacology evaluation services, laboratory sciences services and clinical development services. The Company’s client base includes major pharmaceutical companies in North America, Europe and Japan, as well as many biotechnology and specialty pharmaceutical companies. For more information on Inveresk Research, visit our Web site at http://www.inveresk.com.

Forward-Looking Statements

Statements contained in this press release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. Factors that might cause such a difference include, but are not limited to, risks associated with: the reduction in research and development activities by pharmaceutical and biotechnology clients, changes in government regulations, the effects of interest rate and foreign exchange rate fluctuations, our ability to attract and retain employees, the loss or delay of contracts due to economic uncertainty or other factors, our ability to efficiently manage backlog, our ability to expand our business through strategic acquisitions, failure to obtain the required shareholder approvals of the announced merger with Charles River, the possibility that the announced merger may not close or that there be a significant delay in the consummation of the merger, competition within the industry and the potential adverse impact of health care reform. Further information about these risks and uncertainties can be found in the information included in the Company’s recent filings with the Securities and Exchange Commission on Form S-3 and Form 10-K.

Additional Information

This press release may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF CHARLES RIVER AND SHAREHOLDERS OF INVERESK ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk’s website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk’s directors and executive officers is available in Inveresk’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Inveresk Research Group, Inc.
Condensed Consolidated Statements of Operations
($ in thousands, except per share and share data)
(Unaudited)

	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003
Net service revenue	$79,397	$67,035	$156,135	$124,719
Direct costs excluding depreciation	(41,250)	(34,079)	(81,171)	(63,357)

	38,147	32,956	74,964	61,362
Selling, general and administrative expenses:
Share offering and merger expenses	(5,000)	—	(5,306)	(658)
Other selling, general and administrative expenses	(19,948)	(16,926)	(39,801)	(33,154)

Total selling, general and administrative expenses	(24,948)	(16,926)	(45,107)	(33,812)
Depreciation	(3,595)	(3,089)	(7,060)	(6,038)
Amortization of intangibles	(348)	—	(696)	—

Income from operations	9,256	12,941	22,101	21,512
Interest income (expense), net	171	(916)	(627)	(1,815)

Income before income taxes	9,427	12,025	21,474	19,697
Provision for income taxes	(1,585)	(1,866)	(1,335)	(2,161)

Net income	$7,842	$10,159	$20,139	$17,536

Earnings per share:
Basic	$0.21	$0.28	$0.53	$0.48
Diluted	$0.20	$0.27	$0.51	$0.47
Number of shares outstanding:
Basic	38,031,569	36,352,511	37,977,693	36,217,809
Diluted	39,266,043	37,624,192	39,212,167	37,489,490

Inveresk Research Group, Inc.

Segment Analysis
($ in thousands)
(Unaudited)

	Quarter	Quarter	Six months	Six months
	Ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003
Net service revenue:
Pre-clinical	$47,289	$42,231	$91,666	$78,560
Clinical	32,108	24,804	64,469	46,159
Total	79,397	67,035	156,135	124,719
Net service revenue less direct costs excluding depreciation:
Pre-clinical	24,051	22,955	47,264	42,460
Clinical	14,096	10,001	27,700	18,902
Total	38,147	32,959	74,964	61,362
Net service revenue less direct costs, excluding depreciation, as a percentage of net service revenue:
Pre-clinical	50.9%	54.4%	51.6%	54.0%
Clinical	43.9%	40.3%	43.0%	40.9%
Total	48.0%	49.2%	48.0%	49.2%
Income from operations:
Pre-clinical	12,171	12,206	23,915	20,988
Clinical	4,534	2,797	8,707	5,060
Corporate overhead	(7,449)	(2,062)	(10,521)	(4,536)
Total	9,256	12,941	22,101	21,512
Income from operations as a percentage of net service revenue:
Pre-clinical	25.7%	28.9%	26.1%	26.7%
Clinical	14.1%	11.3%	13.5%	11.0%
Total	11.7%	19.3%	14.2%	17.2%

Inveresk Research Group, Inc.

Consolidated Balance Sheet Data
($ in thousands)

	June 30, 2004	December
	(Unaudited)	31, 2003
Total current assets	$114,884	$115,011
Total other assets	337,600	334,068
Total current liabilities	(102,129)	(116,393)
Total other liabilities	(96,641)	(98,511)

Total shareholders’ equity	$253,714	$234,175

Capital Employed

	June 30, 2004	December
	(Unaudited)	31, 2003
Total shareholders’ equity	$253,714	$234,175
Current portion of long-term debt	7,636	7,857
Long-term debt	47,302	50,941
Cash and cash equivalents	(21,136)	(24,579)

Total capital employed	$287,516	$268,394